Exhibit 12

TEXAS INSTRUMENTS INCORPORATED AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions of dollars)

						For Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
Earnings:
Income (loss) from continuing operations before income taxes plus fixed charges and amortization of capitalized interest, less interest capitalized.	$2,205	$4,702	$(316)	$(248)	$1,326	$175	$532

Fixed charges:
Total interest on loans (expensed and capitalized)	$84	$98	$74	$60	$41	$13	$8
Interest attributable to rental and lease expense	30	32	33	26	25	6	5

Fixed charges	$114	$130	$107	$86	$66	$19	$13

Ratio of earnings to fixed charges	19.3	36.2	*	*	20.1	9.2	40.9

*	The ratio is not meaningful. The coverage deficiency was $334 million in year 2002 and $423 million in year 2001.